 Oracle Health, Inc.

910 Woodbridge Court

Safety Harbor, FL 34695

January 11, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Joe McCann

Re:   Oracle Health, Inc.

Amendment No.1 to

Offering Statement on Form 1-A

Filed December 11, 2020

File No. 024-11356

Dear Mr. McCann,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Oracle Health, Inc. (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 4:00 PM Eastern Standard Time, Wednesday, January 13, 2021, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely,

Oracle Health, Inc.

By:	/s/ Jaeson Bang
Jaeson Bang
Chief Executive Officer

cc: Paul Levites, Esq.